1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports First Quarter EPS of NT$1.40
Hsin-Chu, Taiwan, R.O.C., April 28, 2011 — TSMC today announced consolidated revenue of NT$105.38 billion, net income of NT$36.28 billion, and diluted earnings per share of NT$1.40 (US$0.24 per ADR unit) for the first quarter ended March 31, 2011.
Year-over-year, first quarter revenue increased 14.3% while net income increased 7.8% and diluted EPS increased 7.7%. Compared to fourth quarter of 2010, first quarter of 2011 results represent a 4.3% decrease in revenue, and a 10.9% decrease in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
In US dollars, first quarter revenue declined 0.7% from the previous quarter and increased 24.7% year-over-year.
Gross margin for the quarter was 49%, operating margin was 37.2%, and net margin was 34.4%.
First quarter revenue and margins were obtained based on the exchange rate of NTD 29.3 to 1 USD, as compared to the exchange rate of NTD 31.96 to 1 USD in 1Q 2010, and NTD 30.4 to 1 USD in the previous quarter. All exchange rates were calculated based on a transaction-based weighted average of the NTD to USD exchange rate over the quarter.
40-nanometer process technology accounted for 22% of total wafer revenues, 65-nanometer accounted for 32%. These advanced technologies accounted for 54% of total revenues.
The March 11 earthquake in Japan, a tragic event, is not expected to cause any interruptions in our supply lines and is not expected to have a significant effect on our demand.
“For the second quarter of 2011, we expect to increase wafer sales. Relative to the first quarter, the computer and consumer segments will increase while communication segment will decline slightly,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption, management expects overall performance for second quarter 2011 to be as follows”:
●	Revenue is expected to be between NT$109 billion and NT$111 billion;

●	Gross profit margin is expected to be between 45.5% and 47.5%;

●	Operating profit margin is expected to be between 33.5% and 35.5%.

TSMC’s 2011 first quarter consolidated results :
(Unit: NT$million, except for EPS)

	1Q11		1Q10		YoY	4Q10		QoQ
	Amount*		Amount		Inc. (Dec.)%	Amount		Inc. (Dec.)%
Net sales	105,377		92,187		14.3	110,142		(4.3)
Gross profit	51,671		44,185		16.9	54,818		(5.7)
Income from operations	39,163		34,128		14.8	41,513		(5.7)
Income before tax	40,312		35,303		14.2	42,882		(6.0)
Net income	36,278		33,663		7.8	40,720		(10.9)
EPS (NT$)	1.40	**	1.30	***	7.7	1.57	****	(10.9)

*	2011 first quarter figures have not been approved by Board of Directors

**	Based on 25,924 million weighted average outstanding shares

***	Based on 25,916 million weighted average outstanding shares

****	Based on 25,921 million weighted average outstanding shares
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 28, 2011	By	/s Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer